UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Americabilia.com, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   023658 10 7
                   ------------------------------------------
                                 (CUSIP Number)


                              Mr. Oswaldus Van Dam
                             Americabilia.com, Inc.
                          5720 South Arville, Suite 114
                               Las Vegas, NV 89118
                                 (702) 220-6581

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 4, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:
023658 10 7
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Oswaldus Van Dam
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Holland
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

     NUMBER OF SHARES 1,631,000
--------------------------------------------------------------------------------
8    SHARED VOTING POWER

--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,631,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Americabilia.com, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is: 5720 South Arville, Suite 114, Las Vegas, NV 89118.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Mr. Oswaldus Van Dam, an individual (the "Reporting Person". The Reporting Person's principal occupation is that of director of Americabilia.com, Inc. The Reporting Person's address is: 5720 South Arville, Suite 114, Las Vegas, NV 89118.

On October 4, 2002, the Issuer entered into an acquisition agreement with Crystalix USA Group, Inc. Mr. Van Dam was a shareholder of Crystalix USA Group, Inc. and thus acquired 1,631,000 shares as a result of the acquisition transaction.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Holland.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 4, 2002, the Issuer entered into an acquisition agreement with Crystalix USA Group, Inc. Mr. Van Dam was a shareholder of Crystalix USA Group, Inc. and thus acquired 1,631,000 shares as a result of the acquisition transaction.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any other plans which relate to or would result in any of the items listed herewith (although the Reporting Person reserves the right to develop such plans or proposals). From time to time the Reporting person may acquire additional shares of common stock of the Issuer or dispose of some or all of the shares of the Issuer's common stock that he owns.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 1,631,000 shares of Issuer Common Stock, representing approximately 5.4% of the 29,969,192 shares of Issuer Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 4, 2002, the Issuer entered into an acquisition agreement with Crystalix USA Group, Inc. Mr. Van Dam was a shareholder of Crystalix USA Group, Inc. and thus acquired 1,631,000 shares as a result of the acquisition transaction.

The Reporting Person is a Director of the Corporation and as such is bound by sales limitations imposed by the Securities Act of 1933.

There are no other contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None-See 8k filed October 9, 2002.


                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



October 11, 2002                        /s/ Oswaldus Van Dam
                                        ----------------------------------------
                                        Oswaldus Van Dam